To the Shareholders and Board of Trustees

of Rock Canyon Funds

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In planning and performing our audit of the financial statements of Rock Canyon Funds, comprising the Top Flight Fund (the “Fund”) as of and for the year ended September 30, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund’s internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting.  Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls.  A fund’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the fund’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the fund’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.  A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Fund’s internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).  We noted the following matters involving the control procedures and their operation that we consider to be material weaknesses as defined above.  These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Top Flight Fund for the year ended September 30, 2007, and this report does not affect our report thereon dated December 12, 2007.

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Control procedures were not in place to ensure that expenses and related accruals were regularly monitored and adjusted throughout the year.

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Control procedures were not in place to ensure that dividend expense on short sales was properly recorded.

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Cash reconciliations were inaccurately prepared and there was no secondary review performed.

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Continued

Rock Canyon Funds

Report of Independent Registered Public Accounting Firm

Management’s Response

1)

Management agrees that controls were inadequate to ensure that expenses and related accruals were regularly monitored and adjusted during the first part of the fiscal year, primarily because enhanced controls were not fully implemented until later in the year.  At management’s direction, the control procedures listed below were implemented beginning November 29, 2006 by Fund management to ensure the controls over expenses and accruals were adequate.  Prior to the full implementation of these measures, the controls were inadequate.  The procedures appeared to be adequate once the procedures listed below were fully implemented:

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All invoices from Fund services providers will be sent simultaneously to both the Fund Accountant and to fund management.

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Fund management will note the expected dates of payments to services providers, and closely monitor the Fund Accountant to ensure payments to service providers are made at appropriate intervals and that expense accruals are adequate.

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Fund management will estimate expenses for each month during the fiscal year, and monitor every invoice from service providers to determine whether actual expenses are deviating from expense estimates.  If actual expenses deviate materially from estimated expenses at any time, management will consult with the Fund Accountant and any interested service providers to determine the cause of the deviation, and take corrective action as needed.

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The Chief Compliance Officer of the trust will review actual expenses, estimated expenses, and expense accruals monthly and report to the Audit Committee of the trust quarterly.

2)

Management agrees that control procedures were not in place to ensure that dividend expense on short sales was properly recorded during the fiscal year.   The Fund Accountant did not have adequate technology to track dividends on short positions on the ex-dividend date.  Management has implemented the following in order to ensure that control procedures are adequate going forward:

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The Fund Accountant has upgraded its technology infrastructure to be able to daily monitor dividends (on the ex-dividend date) as well as prices on short positions held in the portfolio.

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The Fund Accountant will also check all short positions daily for dividends that have recently passed their ex-dividend date.

3)

Management agrees that reconciliations were inaccurately prepared and no secondary review was performed.  Management believes that this was primarily due to re-pricing of the fund during the first part of the fiscal year.  The Fund Accountant has assured Fund Management that it will perform monthly cash reconciliations, and all reconciliations will be reviewed by a second, senior associate.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen Fund Audit Services, Ltd.

Cohen Fund Audit Services, Ltd.

Westlake, Ohio

December 12, 2007